UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

ROYAL ENERGY RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52547	11-3480036
(State or Other Jurisdiction of	(Commission	(I.R.S. Employer
Incorporation or Organization)	File Number)	Identification No.)

543 Bedford Avenue, #176, Brooklyn, NY 11211
(Address of Principal Executive Offices) (Zip Code)

800-620-3029

(Registrant’s telephone number, including area code)

Delaware

(State or other jurisdiction of Incorporation or Organization)

March 10, 2015

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about March 11, 2015 to holders of record at the close of business on March 10, 2015 (the “Record Date”), of shares of common stock, par value $0.00001 per share (the “Common Stock”), of Royal Energy Resources, Inc., a Delaware corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”). The change of control is the result of the sale of a majority of the issued and outstanding Common Stock by the holder thereof which sale was consummated on March 6, 2015 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about March 11, 2015.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, on the Closing Date Frimet Taub resigned as a director of the Company, and the remaining director, Mr. Jacob Roth, appointed William L. Tuorto to fill the vacant seat created by Ms. Taub’s resignation. Mr. Roth has also agreed to resign as a director ten (10) days after this Information Statement is mailed to shareholders, which will leave Mr. Tuorto as the sole director of the Company. Under the Company’s bylaws, no vote of stockholders of the Company is required to effectuate the appointment of a new director to fill a vacant seat, or for the change in the composition of the board in the manner described herein.

On the Closing Date, Mr. Roth, the holder of an aggregate of 6,783,400 shares of Common Stock of the Company, representing approximately 78.28% of the issued and outstanding shares of Common Stock of the Company as of the Closing Date, sold 6,778,400 of his shares of Common Stock to E-Starts Money Co., a Delaware corporation, controlled by Mr. Tuorto. E-Starts Money Co. additionally acquired 410,160 shares of Common Stock from a minority shareholder, representing an additional 4.73% ownership interest in the Company. Mr. Tuorto also acquired 813,516 shares of Common Stock for his own account from a minority shareholder, representing 9.38% of the issued and outstanding shares of Common Stock of the Company as of the Closing Date. Mr. Tuorto also acquired 51,000 of 100,000 shares of Series A Preferred Stock owned by Mr. Roth. The Company has an option to acquire the remaining 49,000 shares of Series A Preferred Stock owned by Mr. Roth, and if it exercises such option, Mr. Tuorto will then be the sole owner of all outstanding shares of Series A Preferred Stock. As a result of the foregoing transactions on the Closing Date, Mr. Tuorto and E-Starts Money Co. own Common Stock representing approximately 92.41% of the issued and outstanding shares of Common Stock, and Series A Preferred Stock representing 51% of the issued and outstanding shares of Series A Preferred Stock.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Mr. Roth, the President, Chief Executive Officer, and Chief Financial Officer and Chairman of the Board of Directors of the Company, submitted his resignation from all executive officer positions with the Company, and his membership on the Board, which resignation shall become effective at the close of business on the 10th day following the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”). On the Closing Date, Mrs. Frimet Taub, the Secretary and Treasurer of the Company, submitted her resignation from all executive officer positions with the Company, and her resignation from the Board, which resignation was effective on the Closing Date. William Tuorto was appointed as President, Chief Executive Officer, interim Secretary, Treasurer, and Chief Financial Officer and Chairman of the Board, effective upon the Closing Date.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Jacob Roth	67	President, Chief Executive Officer,
		Chief Financial Officer, and
		Chairman of the Board

Frimet Taub	34	Secretary and Treasurer and Director

On the Closing Date, Ms. Taub resigned all of her positions with the Company, and Mr. Roth resigned all officer positions with the Company and resigned as chairman of the board (but remained a board member). Tuorto was appointed chairman of the board, and to the officer positions described below:

Name	Age	Position(s)

William Tuorto	45	President, Chief Executive Officer,
		Interim Chief Financial Officer,
		Secretary and Treasurer
		and Chairman of the Board

William Tuorto has been providing legal, financial, and consulting services to public companies for over 19 years. Privately, Mr. Tuorto is an investor and entrepreneur, with holdings in a wide-range portfolio of energy, technology, real estate and hospitality. Such legal and practical experience across various industries has enabled Mr. Tuorto to significantly impact profitability and growth objectives to his companies and clients alike.

Mr. Tuorto was awarded a Bachelor of Arts degree from The Citadel in 1991, graduating with honors, and distinguished nominee of the Fulbright Fellowship and Rhodes Scholarship. Mr. Tuorto received his Juris Doctor from the University of South Carolina School of Law in 1995.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $0.00001 per share, and 10,000,000 shares of Preferred Stock, of which there were 8,664,609 shares of Common Stock and 100,000 shares of preferred Stock outstanding as of the Record Date.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our Board, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

The Board has authorized one series of preferred stock, which is known as the “Series A Preferred Stock.” The Board has authorized the issuance of 100,000 shares of Series A Preferred Stock. The Series A Preferred Stock has the following rights and preferences:

Dividends: The Series A Preferred Stock is entitled to receive dividends equal to the dividends per share paid on the Common Stock.

Liquidation Preference: The Series A Preferred Stock is entitled to receive, prior to any distribution to any junior class of securities, an amount equal to the original issue price of the Series A Preferred Stock as a liquidation preference.

Voting Rights: The Series A Preferred Stock has voting rights entitling it to 54% of the total votes on any matter on which stockholders are entitled to vote. In addition, the Company cannot authorize or issue any class of capital stock or bonds, debentures, notes or other securities or other obligations ranking senior to or on a parity with the Series A Preferred Stock without the approval of the Series A Preferred Stock voting as a separate class.

Conversion Rights: Each share of Series A Preferred Stock is convertible into one (1) share of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 8,664,609 shares of Common Stock outstanding.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial owner	Percent of class

	Officers and Directors

Common	Jacob Roth	5,000	0.1%
Preferred	543 Bedford Avenue, #176	49,000	49.0%
	Brooklyn, New York 11211

Common	William L. Tuorto (1)	7,998,876	92.3%
Preferred	56 Broad Street, Suite A	51,000	51.0%
	Charleston, SC 29401

(1)	Mr. Tuorto’s Common Stock includes 810,316 shares owned by him and 7,188,560 shares owned by E-Starts Money Co., of which he is the beneficial owner. All Preferred Share are owned by Mr. Tuorto.

The above table reflects share ownership as of the Record Date, and after giving effect to the transactions that took place on the Closing Date. Each share of Common Stock has one vote per share on all matters submitted to a vote of our shareholders. We have one class of preferred stock, which is designated as the Series A Preferred Stock. The Series A Preferred Stock has voting rights entitling it to 54% of the total votes on any matter on which stockholders are entitled to vote. In addition, the Company cannot authorize or issue any class of capital stock or bonds, debentures, notes or other securities or other obligations ranking senior to or on a parity with the Series A Preferred Stock without the approval of the Series A Preferred Stock voting as a separate class.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYAL ENERGY RESOURCES, INC.

Date: March 10, 2015

By:	/s/ William L. Tuorto
William L. Tuorto, Chief Executive Officer